FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of June 2005

Commission File Number 333-7182-01

                                   CEZ, a. s.
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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F  X          Form 40-F
                             ---                   ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                     No  X
                        ---                    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________
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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:


                  Outcome of the General Meeting of CEZ, a. s., held on June 20, 2005 at the TOP HOTEL, Blazimska 178/4, Prague 4


1.   Opening, Election of Chair, Minutes Clerk, Scrutinizers, and Minutes
Verifiers.

The General Meeting elected the chair, minutes clerk, minutes verifier and scrutinizers as proposed.


2.   Report on the Company's Operations and Condition of its Assets
The General Meeting acknowledged a Report on the Company's Operations and Condition of its Assets.


3.   Supervisory Board Report
The General Meeting acknowledged a report of the Supervisory Board.


4. Approval of the Financial Statements of CEZ, a. s., and Consolidated Financial Statements of the CEZ Group for 2004

The General Meeting of the shareholders of CEZ approved the 2004 financial statements of CEZ, a. s., and the consolidated financial statements of the CEZ Group.


5. Resolution on the Distribution of Profits, including Decision on Distribution of Dividends and Bonuses

The General Meeting of the shareholders of CEZ, a. s. has resolved to distribute the 2004 profits as follows:

o    Reserve fund contribution                              CZK   618,185,000.00
o    Social fund contribution                               CZK    50,000,000.00
o    Bonus fund contribution                                CZK    25,000,000.00
o    Distribution of dividends to Company shareholders      CZK 5,308,927,587.00
o    Bonuses to Directors and Supervisory Board Members     CZK    15,900,000.00

The dividend from treasury stock held by the Company as of the reference date is not to be distributed; therefore, it forms part of the profit balance of CZK 6,345,687,391.36 (which is to remain in the "Retained Earnings from Previous Years" account), rather than being included in the amount intended for distribution. .

The dividend distribution reference date is June 14, 2005.

Dividend per share (gross): CZK 9.00

Dividend per share (net):  CZK 7.65


6.   Resolution on the Amount of Funds Intended for Sponsorship

The General Meeting of the shareholders of CEZ approved sponsorship funds of CZK 80 million for 2006. CZK 50 million will be donated to the Nadace Duhova energie (Rainbow Energy Foundation), CZK 30 million will be donated to municipalities located near nuclear power plants, and will also serve for the restoration of coal resources and for other purposes.
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7.   Contribution of a Portion of the Business to the Subsidiary, CEZ Prodej,
s.r.o.

     a) The General Meeting of CEZ, a. s. approved the contribution of a portion of the business of CEZ, a.s. engaged in the sale of power to key customers, specifically, the sales section, to CEZ Prodej, s.r.o., with its registered office at Vinohradska 325/8, 120 21 Prague 2, Identification No. 272 32 433, upon the increase of the registered capital of CEZ Prodej, s.r.o.

     b) The General Meeting of CEZ, a. s. approved a draft agreement on the contribution of a portion of the business of CEZ, a. s. engaged in the sale of power to key customers, specifically, the sales section, to CEZ Prodej, s.r.o.

8. Contribution of a Portion of the Business to the Subsidiary, CEZData, s.r.o.

     a) The General Meeting of CEZ, a. s. approved contribution of a portion of the business, the IT Section of CEZ, a. s., to CEZData, s.r.o., with its registered office in Pilsen, Guldenerova 2577/19, Postal Code 303 28, Identification No. 27151417, upon the increase in the registered capital of CEZData, s.r.o.

     b) The General Meeting of CEZ, a. s. approved a draft agreement on the contribution of a portion of the business, the IT Section of CEZ, a. s., to CEZData, s.r.o., in the form in which it was announced pursuant to Section 220d of the Commercial Code and in which it is to be attached to a notarial record of this General Meeting.


9.   Resolution on Changes in the Composition of the Company's Supervisory
Board

Upon the request of a shareholder (NPF CR), the following members of the Supervisory Board of CEZ, a. s. have been recalled:

     o    Ing. Stanislav Kazecky, CSc.
     o    Ing. Vaclav Srba
     o    Ing. Pavel Safarik

Upon the request of a shareholder (NPF CR), the following persons have been elected as new members of the Supervisory Board of CEZ, a. s.:

     o Ing. Ales Cincibus, born on April 8, 1956, residing in Caslav, Nove Mesto, Malinova 1669
     o Doc. Ing. Jiri Havel, CSc., born on August 20, 1957, residing in Prague 3, Na Balkane 2118/130
     o Ing. Petr Kousal, born on March 15, 1954, residing in Prague 4, Na Lanech 687/15


10.  Termination of Option Plan for the Company's Supervisory Board

The General Meeting has cancelled the entitlement of Members of the Supervisory Board to enter into contractual relationships establishing rights in the Company's option plan.


11.  Closing
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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                             CEZ, a. s.
                                                     ---------------------------
                                                            (Registrant)

                                                By:  /s/ Libuse Latalova
                                                   -----------------------------
                                                         Libuse Latalova
                                                  Head of Finance Administration
Date:  June 20, 2005